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                             February 1, 2024

       Isaac Hayes
       Chief Executive Officer
       Fanbase Social Media, Inc.
       1737 Ellsworth Ind. Blvd.
       Atlanta, GA 30318

                                                        Re: Fanbase Social
Media, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 26,
2024
                                                            File No. 024-12394

       Dear Isaac Hayes:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

              Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Isaac Hayes